SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Sonic Solutions

(Name of Subject Company (Issuer))

Sparta Acquisition Sub, Inc. (Offeror)

Rovi Corporation (Parent of Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

835460106

(CUSIP Number of Class of Securities)

Alfred J. Amoroso

President & CEO

Rovi Corporation

2830 De La Cruz Boulevard

Santa Clara, California 95050

(408) 562-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Stephen Yu, Esq.	Jon Gavenman, Esq.
Rovi Corporation.	Cooley LLP
2830 De La Cruz Blvd.	3175 Hanover Street
Santa Clara, CA 95050	Palo Alto, CA 94304-1130
(408) 562-8400	(650) 843-5000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$874,388,847.36	$101,516.55

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the sum of (A) $225,130,559.50, the minimum amount of cash payable in the exchange offer and subsequent first merger, plus (B) $649,258,287.86, the value of the maximum number of shares of Rovi common stock payable in the exchange offer and subsequent first merger, which is based on the average of the high and low per share prices of Rovi Corporation common stock, par value of $0.001 per share, as reported on the NASDAQ Global Select Market on January 10, 2011.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $73,321.22	Filing Party: Rovi Corporation
Form or Registration No.: Form S-4	Date Filed: January 14, 2011

☐ Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Sparta Acquisition Sub, Inc., a California corporation (the “Purchaser”) and a wholly-owned subsidiary of Rovi Corporation, a Delaware corporation (“Rovi”), to purchase each outstanding share of common stock, no par value, of Sonic Solutions, a California corporation (“Sonic”). Each Sonic shareholder who participates in the Offer may elect to receive consideration in the form of $14.00 per share in cash (the “cash election”) or a fraction of a share of Rovi’s common stock equal to 0.2489 (the “stock election”), in each case, subject to adjustment for stock splits, stock dividends and similar events as described in the Prospectus/Offer to Purchase, dated January 14, 2011 (the “Prospectus/Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “offer”). The aggregate amount of cash and of Rovi common stock available to be paid and issued in the offer will be determined on a 55/45 basis, such that if the holders of more than 55% of the shares of Sonic common stock tendered in the offer elect more than the amount of cash available, or if the holders of more than 45% of the shares of Sonic common stock tendered in the offer elect more than the amount of Rovi common stock available, Sonic shareholders will receive on a pro rata basis the other kind of consideration to the extent the kind of consideration they elect to receive is oversubscribed. Sonic shareholders that tender their shares of Sonic common stock in the offer, but do not make a cash election or a stock election will be treated as if they had made no election and the amount of cash and/or shares of Rovi common stock that they receive will be based on the amount of cash and/or shares of Rovi common stock remaining after giving effect to the cash elections and stock elections.

The offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of December 22, 2010, as amended from time to time, by and among Rovi, Purchaser and Sonic, which contemplates the offer and the subsequent merger of Purchaser with and into Sonic (the “first merger”) with Sonic surviving as a wholly-owned subsidiary of Rovi. Immediately following the First Merger, Sonic will be merged with and into another wholly-owned subsidiary of Rovi (the “second merger”, and together with the first merger, the “mergers”). Rovi has filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 relating to the shares of Rovi common stock to be issued to Sonic shareholders and holders of options, restricted stock units and warrants to purchase shares of common stock of Sonic in the offer and the first merger (the “Registration Statement”). The terms and conditions of the offer and the mergers are described in the Prospectus/Offer to Purchase which is a part of the Registration Statement, and the related Letter of Transmittal, which are Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

All of the information in the Prospectus/Offer to Purchase and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary” and “Questions and Answers Regarding the Transaction” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Sonic Solutions, a California corporation. Sonic’s principal executive offices are located at 7250 Redwood Blvd., Suite 300, Novato, CA 94945. Sonic’s telephone number at that address is (415) 893-8000.

(b) The information set forth under “Summary–The Offer” in the Prospectus/Offer to Purchase is incorporated herein by reference.

(c) The information set forth under “Comparative and Historical Per Share Market Price Data” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule TO is filed by Purchaser and Rovi. The information set forth under “Information Relating to Rovi and Purchaser” and Schedule I in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth under “Summary,” “Background of the Transaction,” “The Offer,” “Interests of Certain Persons in the Transaction,” “The Merger Agreement,” “Other Agreements Related to the Transaction,” “Information Relating to Sonic” and “Information Relating to Rovi and Purchaser” in the Prospectus/Offer to Purchase is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed under this Item 5 between either Purchaser or Rovi or any of their respective subsidiaries or, to the best knowledge of Purchaser and Rovi, any of those persons listed on Schedule I to the Prospectus/Offer to Purchase, on the one hand, and Sonic or its affiliates, on the other, concerning a merger, a consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or transfer of a material amount of assets.

ITEM 6.	PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS.

The information set forth under “Summary,” “Background of the Transaction,” “The Offer,” “Comparative and Historical Per Share Market Price Data,” “The Merger Agreement” and “Other Agreements Related to the Transaction” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth under “Questions and Answers Regarding the Transaction,” “Risk Factors,” and “Source and Amount of Funds,” “The Merger Agreement,” “Unaudited Pro Forma Condensed Combined Financial Information” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth under “Summary,” “Background of the Transaction,” “The Offer,” “Interests of Certain Persons in the Transaction,” “The Merger Agreement,” “Other Agreements Related to the Transaction,” “Information Relating to Sonic” and “Information Relating to Rovi and Purchaser” and Schedule I in the Prospectus/Offer to Purchase is incorporated herein by reference. Except as set forth therein, none of Rovi, its subsidiaries (including Purchaser) or any of their officers and directors owns or has any interest in any shares of Sonic common stock, nor have they engaged in any transactions with respect to shares of Sonic common stock in the past 60 days.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth under “Summary” and “The Offer” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	The information set forth under “Summary Selected Consolidated Financial Data of Rovi,” “Summary Selected Unaudited Pro Forma Condensed Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Information” in the Prospectus/Offer to Purchase and the financial statements in Rovi’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and Rovi’s Annual Report on Form 10-K for the year ended December 31, 2009 are incorporated herein by reference. Copies of such reports should be available for inspection at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, and at the regional offices of the SEC located at 3 World Financial Center, Suite 400, New York, NY 10281 and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Rovi that have been filed via the EDGAR System. You may also obtain copies of this information from Rovi’s website, www.rovicorp.com, or by sending a request to Rovi Corporation, Attention: Corporate Secretary, 2830 De La Cruz Boulevard, Santa Clara, California 95050.

(b)	The information set forth under “Summary Selected Consolidated Financial Data of Rovi,” “Summary Selected Unaudited Pro Forma Condensed Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Information” in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	The information set forth under “Summary,” “Background of the Transaction,” “Risk Factors,” “The Offer,” “The Merger Agreement” and “Other Agreements Related to the Transaction,” in the Prospectus/Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Prospectus/Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 from Rovi Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(D)	Form of Letter to Clients with respect to the Prospectus/Offer to Purchase for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(4)	Prospectus/Offer to Purchase relating to shares of Rovi Common Stock to be issued in the Offer and the Merger (incorporated by reference from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(5)(A)	Form of Summary Advertisement published in the Wall Street Journal on January 14, 2011 (incorporated by reference to Form 425 filed by Rovi Corporation on January 14, 2011).

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger and Reorganization, dated as of December 22, 2010, by and among Rovi Corporation, Sparta Acquisition Sub, Inc. and Sonic Solutions (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Rovi Corporation with the Securities and Exchange Commission on December 27, 2010)

(d)(2)	Form of Shareholder Agreement, dated as of December 22, 2010, by and between Rovi Corporation and certain directors and executive officers of Sonic Solutions (incorporated by reference to Exhibit 2.2 from the Form 8-K filed by Rovi Corporation with the Securities and Exchange Commission on December 27, 2010)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPARTA ACQUISITION SUB, INC.

By:	/S/ ALFRED J. AMOROSO
Name:	Alfred J. Amoroso
Title:	Chief Executive Officer

ROVI CORPORATION

By:	/S/ ALFRED J. AMOROSO
Name:	Alfred J. Amoroso
Title:	Chief Executive Officer

Dated:	January 13, 2011

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 from Rovi Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(1)(D)	Form of Letter to Clients with respect to the Prospectus/Offer to Purchase for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(4)	Prospectus/Offer to Purchase relating to shares of Rovi Common Stock to be issued in the Offer and the Merger (incorporated by reference from the Registration Statement on Form S-4, filed by Rovi Corporation with the Securities and Exchange Commission on January 14, 2011)

(a)(5)(A)	Form of Summary Advertisement published in the Wall Street Journal on January 14, 2011 (incorporated by reference to Form 425 filed by Rovi Corporation on January 14, 2011).

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger and Reorganization, dated as of December 22, 2010, by and among Rovi Corporation, Sparta Acquisition Sub, Inc. and Sonic Solutions (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Rovi Corporation with the Securities and Exchange Commission on December 27, 2010)

(d)(2)	Form of Shareholder Agreement, dated as of December 22, 2010, by and between Rovi Corporation and certain directors and executive officers of Sonic Solutions (incorporated by reference to Exhibit 2.2 from the Form 8-K filed by Rovi Corporation with the Securities and Exchange Commission on December 27, 2010)